VIA EDGAR AND OVERNIGHT COURIER

September 24, 2018

Matter No.:360388

Doc Ref: 14563812.1

+1441-2987846

neil.henderson@conyersdill.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Office of Healthcare & Insurance

FAO:    Christine Westbrook

Dorrie Yale

Paul Cline

Angela Connell

Re: Urovant Sciences Ltd. (the “Company”)

Amendment No. 5 to Registration Statement on Form S-1

Filed September 17, 2018

File No. 333-226169

Ladies and Gentlemen,

On behalf of the Company, we are providing this response letter in response to the comment received from the staff of the U.S. Securities Exchange Commission’s Division of Corporate Finance (the “Staff”) contained in its letter, dated 21 September 2018 (the “Comment Letter”), relating to our Exhibit 5.1 opinion (the “Opinion”) filed on September 17, 2018 with the Company’s Amendment No. 5 to the Registration Statement on Form S-1.

We are also sending the Staff a copy of this response letter. For your convenience, we have incorporated the Staff’s comments contained in the Comment Letter into this response letter in italics below.

Exhibits

1. Please have your counsel revise its Exhibit 5.1 opinion to remove the assumption in (d) as it undermines the legal conclusion stated in the opinion. Alternatively, provide us with your analysis as to why you believe such assumption is appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance.

With respect to assumption (d) in our Opinion, we refer to Section II.B.3.a of Staff Legal Bulletin No. 19 to which you have directed us for guidance which states that:

“the [SEC] staff considers it inappropriate for counsel to include in its opinion assumptions which are overly broad, that “assume away” the relevant issues or that assume any of the material facts underlying the opinion or any readily ascertainable facts.”

The opinion upon which assumption (d) relies reads as follows:

“2. When issued and paid for as contemplated by the Registration Statement, the Shares will be validly issued, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof in connection with the issue of such Shares).

Assumption (d) is required as it assumes factual matters which we as counsel are unable to ascertain and which are required in order for resolutions of the Board of directors of the Company to be valid. Without assumption (d), we are unable to opine that the Shares will be validly issued.

Yours faithfully,

/s/ Conyers Dill & Pearman Limited

Conyers Dill & Pearman Limited